EXHIBIT 99.2
                             Berkley Resources Inc.
                        Suite 400 - 455 Granville Street
                             Vancouver, BC, V6C-1T1
                              Phone (604) 682-3701
                               Fax (604) 682-3600


November 1, 2004                                              BKS - TSX Venture


                                                              BRKDF.PK - U.S.










NEWS RELEASE
------------


Mr. Matt Wayrynen reports Berkley Resources Inc. has granted incentive stock options for the purchase of up to 47,500 shares at a price of $0.77 per share exercisable on or before October 29, 2009, to employees and consultants of the Company.

The options are subject to a stock option plan.


ON BEHALF OF THE BOARD OF DIRECTORS



"Matt Wayrynen"

Matt Wayrynen, President


The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.